CAPITOL FEDERAL FINANCIAL

January 20, 2006

VIA EDGAR

Kevin W. Vaughn

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

        Re:     Capitol Federal Financial

                   Form 10-K filed December 14, 2005

                   File No. 0-25391

Dear Mr. Vaughn:

        This letter responds to the comments raised in your letter dated January 11, 2006 regarding the Annual Report on Form 10-K filed by Capitol Federal Financial (the "Company") on December 14, 2005. Our responses are numbered to correspond to the numbered comments in your letter.

    1. In your first comment you stated: "We note that you have entered into interest rate swaps with a notional amount $800 million to hedge an equal amount of FHLB advances. We also note that you have designated these hedges as fair value hedges and account for them using the short-cut method. Please advise us as follows with respect to those hedges:" You asked for information on four points with respect to the hedges. Our responses to each point raised are as follows:

  The specific risk being hedged was (at the time we entered into the swap) the interest rate risk exposure from high fixed-rate advances.
  The FHLB advances were, at inception, convertible by the FHLB on or before various pre-determined dates. However, at the date the swaps were entered into, each of these pre-determined dates had passed. At inception of the swaps, the FHLB had no additional rights to convert the advances from fixed to floating rates.
  The terms of the swaps are: We receive a fixed interest rate from the counterparty and pay a variable rate of interest to the counterparty. The swaps reprice at the beginning of each month with the interest rate set to one-month LIBOR. All interest payments for all parties are due on the first business day of each month. The swaps mature on the same day as the FHLB advances.

  Compliance with FAS 133, paragraph 68, allowing the use of the short-cut method is as follows:

  The notional amount of each swap matches the face amount of each FHLB advance hedged.

  The fair value of the swaps at inception was zero.
  Net settlements under the interest rate swaps are the same for each net settlement. This is realized throughout the term of the swap because the fixed rate component of the swap does not change and the variable rate component of the interest rate swap is tied to the same index with the same margin above that index.

  While the FHLB advances do allow for payment prior to maturity, the terms of this clause require that the Company "make-whole" the creditor as described in Illustrative Debt Instrument 4 under Statement 133 Implementations Issues No. E6, "Hedging-General: The Shortcut Method and the Provisions That Permit the Debtor or Creditor to Require Prepayment". This DIG states that fixed rate instruments that include a make-whole provision are not considered prepayable under paragraph 68(d) since it involves settlement of the entire contract by the debtor before its stated maturity at an amount greater than the then fair value of the contract.

  (dd). This requirement is not applicable because the swaps are not cash flow hedges.

  Terms and conditions of the FHLB advances and the interest rate swaps are typical of those instruments.

  The expiration date of the swap matches the maturity date of the FHLB advance.
  There is no floor or ceiling on the variable interest rate of the swaps.
  The interval between repricings of the variable interest rate in the swap is monthly, matching the interest payments to the FHLB on the advances against which the hedges were established.

    2.  In your second comment you stated: "We note your presentation of selected financial results and performance ratios on page 31 that exclude the prepayment penalty associated with the refinancing of FHLB debt. Please tell us how you concluded that this presentation was not a prohibited non-GAAP financial measure based upon guidance in Item 10(e) of Regulation S-K." Our conclusion is based upon a review of the five categories of prohibited non-GAAP disclosures set forth in paragraphs (ii)(A) through (ii)(E) of Item 10(e). Paragraph (ii)(A) is irrelevant, as our non-GAAP disclosures did not entail the exclusion of charges or liabilities from non-GAAP liquidity measures. Paragraph (ii)(B) provides that a non-GAAP financial measure may not be used to smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge (in our situation) is such that it is reasonably likely to recur within two years or occurred in the two year period prior to the disclosure. The Company has not incurred such an expense in the two year period prior to the refinance transaction and does not anticipate any such expense in the two year period following the transaction. To further this point, the Company has not engaged in any other balance sheet restructuring transactions since becoming a public company in 1999. Because the new FHLB advances have been structured with laddered maturities with an average maturity shorter than the advances that were refinanced and are currently priced generally at rates significantly below current market rates for similar term advances, it is extremely unlikely that these advances would be refinanced prior to maturity. Paragraphs (ii)(C) and (D) are irrelevant, as the Company did not present non-GAAP financial measures on the face of its GAAP financial statements and did not have any required pro forma financial information. Paragraph (ii)(E) prohibits the use of titles or descriptions of non-GAAP financial measures that are the same as, or confusingly similar to, titles or descriptions used for GAAP financial measures. The Company's non-GAAP disclosures were described in a manner that enables investors to easily and directly compare performance with and without the effect of the prepayment penalty.

        The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its Form 10-K filing and that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. Based upon the nature of your comments and our responses, we do not believe that there are additional disclosures required in future filings. As such, we are not attaching proposed draft revisions.

        Should you have any questions regarding this response letter, please do not hesitate to call me at (785) 231-6360.

Sincerely,

Kent G. Townsend

Executive Vice President, Chief

Financial Officer and Treasurer

cc: Jeff Plowman, Deloitte

Martin L. Meyrowitz, P.C.